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SECU 13026302 SION

na 12/27/2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 26 2013
Washington, DC
124

SEC FILE NUMBER
8- 47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 10/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L. Bjornson, EVP & CFO — 816-474-1100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/30/13

KW 12/30/13

OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP & Chief Financial Officer

Title

Notary Public

LAURA J. BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2015
Commission Number: 11114359

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2013
With Report of Independent Registered Public Accounting Firm

George K. Baum & Company

Statement of Financial Condition

October 31, 2013

Contents

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
George K. Baum & Company
Kansas City, Missouri

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company), as of October 31, 2013, and the related notes.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of George K. Baum & Company as of October 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
December 20, 2013

George K. Baum & Company

Statement of Financial Condition

October 31, 2013

Assets		
Cash and cash equivalents		$ 9,052,607
Receivables from customers		1,456,155
Receivables from brokers, dealers, and clearing organizations		654,395
Securities owned, at fair value (none pledged as collateral):		
U.S. government agency mortgage-backed securities	$ 184,174	
State and municipal obligations	14,152,083	
Corporate debt obligations	26,376,648	
		40,712,905
Fixed assets, net		2,078,377
Prepaids and other assets		7,504,514
Total assets		$ 61,458,953
Liabilities and stockholder's equity		
Payables to customers		$ 584,921
Payables to brokers, dealers, and clearing organizations		23,079,950
Accrued compensation and benefits		12,055,895
Other liabilities and accrued expenses		3,477,041
		39,197,807
Subordinated liabilities		5,161,508
Stockholder's equity		17,099,638
Total liabilities and stockholder's equity		$ 61,458,953

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2013

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, which serves as the Company's self-regulatory organization. The Company is an underwriter of tax-exempt securities and also provides a range of investment banking services.

2. Significant Accounting Policies

Revenue Recognition

Principal transactions, commissions, and the related expenses are recorded on a trade-date basis. Underwriting revenues, net of expenses, are recorded at the time underwritings are completed. Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2013, unearned revenue of $276,703 was included in other liabilities and accrued expenses in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds. At October 31, 2013, the Company's cash accounts exceeded federally insured limits by approximately $8,283,000.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exists, fair value is based on other relevant factors, including dealer price quotations and third-party pricing services, which take into consideration time value, liquidity, credit, and volatility factors underlying the securities.

Receivables From and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts owed and due on securities transactions, margin lending, securities failed to deliver, securities failed to receive, and deposits with clearing organizations. Securities owned by customers, but not fully paid for, are held as collateral against the customer receivables. Such collateral is not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies (continued)

Prepaids and Other Assets

Prepaids and other assets consist principally of the cash value of life insurance contracts in the amount of $5,279,420 owned as an economic hedge for the Company's deferred compensation plan, loans to employees of $663,295, and other receivables and prepaid expenses. The cash value of these life insurance contracts is invested in assets that directly correlate to the return on the investment options selected by the participants in the deferred compensation plan. Loans to employees are generally forgivable based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which are generally three years or less.

Fixed Assets

Fixed assets are recorded at amortized cost and primarily consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Fixed assets are presented net of accumulated depreciation and amortization of $3,129,397.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company is treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred after the statement of financial condition date through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued, for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities, most state, municipal, and corporate obligations and derivative financial instruments consisting of mortgage-backed to-be-announced contracts.

2. Significant Accounting Policies (continued)

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain high-yield corporate debt and securities with inactive markets.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 8 for further discussions and disclosures related to Fair Value Measurements.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution consists of both formula-based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years. The employee deferrals are charged to compensation expense in the year of deferral. The Company's total deferred compensation plan liability at October 31, 2013, was $5,304,858 of which $143,350 is included within accrued compensation and benefits located in the accompanying statement of financial condition. The remaining $5,161,508 of the deferred compensation liability is shown within subordinated liabilities.

4. Lease Obligations

The Company is obligated to pay rent for office space under noncancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent is expensed on a straight-line basis over the term of the respective leases. Expected minimum annual rental payments for the years ending October 31 are as follows:

Minimum Annual Rental Payments		
2014	$	2,353,412
2015		2,054,413
2016		1,921,701
2017		1,729,313
2018		1,742,549
Thereafter		6,027,074
	$	15,828,462

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, are the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

In the ordinary course of business, the Company is involved, from time to time, in investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company. Also, the Company is one of over 30 securities dealers and other financial institutions that have been named as defendants in lawsuits brought by certain municipal issuers for the benefit of a yet-to-be-determined class of municipal issuers seeking indeterminate damages. The lawsuits allege improper pricing and bidding procedures in the municipal derivatives industry. As the plaintiffs have not been clients of the Company and no class has been certified at this early stage, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposure.

6. Short-Term Bank Borrowings

In the ordinary course of business, the Company borrows funds under bank uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2013.

7. Subordinated Liabilities

The Company has subordinated liabilities of $5,161,508 at October 31, 2013, which represents a portion of the Company's total deferred compensation plan liability of $5,304,858. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market mutual funds	$ 8,000,000	$ –	$ –	$ 8,000,000
U.S. government agency mortgage-backed securities	–	184,174	–	184,174
State and municipal obligations	–	14,152,083	–	14,152,083
Corporate debt obligations	–	26,376,648	–	26,376,648
TBA contracts outstanding	–	179,746	–	179,746
Total assets	$ 8,000,000	$ 40,892,651	$ –	$ 48,892,651
Liabilities				
TBA contracts outstanding	$ –	$ 179,746	$ –	$ 179,746

There were no transfers of assets or liabilities between levels for the year ended October 31, 2013. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2013.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables from and payables to broker dealers, clearing organizations and customers, cash value of life insurance owned, short-term bank borrowings, and subordinated liabilities, approximate their carrying value.

9. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, and to reduce its own exposure to market risks. These financial instruments may include treasury futures contracts, mortgage-back to-be-announced ("TBAs") securities, extended settlement trades and securities purchased and sold on a when-issued basis. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from unfavorable changes in interest rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For futures contracts, the change in the market value is settled with a clearing broker on a daily basis. For TBAs, the unrealized gain or loss is recorded on open positions by counterparty.

The following table presents information about the Company's derivative activity outstanding as of October 31, 2013.

	Derivative Assets		Derivative Liabilities	
	Notional	**Fair Value**	**Notional**	**Fair Value**
U.S. government agency mortgage-backed TBAs	$ 16,700,000	$ 179,746	$ 16,700,000	$ 179,746

10. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement.

GKB Mortgage Markets LLC (GKB MM) had open TBA GNMA contracts with Company of $16,700,000 as of October 31, 2013. These contracts have a mark-to-market gain of $179,746 which is recorded under prepaids and other assets in the statement of financial condition.

11. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2013, the Company had net capital of $15,588,939, which was $15,338,939 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Board of Directors
George K. Baum & Company
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2013, which were agreed to by George K. Baum & Company (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
December 20, 2013

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Board of Directors
George K. Baum & Company
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2013, which were agreed to by George K. Baum & Company (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
December 20, 2013